Exhibit 99.1

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 (Expressed in US Dollars)

LAC NORTH AMERICA

CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

CARVE-OUT STATEMENTS OF FINANCIAL POSITION

	Note	September 30, 2023 $	December 31, 2022 $
CURRENT ASSETS
Cash and cash equivalents	4, 16	200,499	636
Accounts receivables		42	4
Prepaids		16,835	1,297
Deferred transaction cost		1,191	—

		218,567	1,937

NON-CURRENT ASSETS
Property, plant and equipment	7	131,982	3,936
Exploration and evaluation assets	8	770	9,514
Investment in Green Technology Metals	5	3,590	7,451
Investment in Ascend Elements	6	8,582	5,000

		144,924	25,901

TOTAL ASSETS		363,491	27,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities		17,156	9,913
Current portion of long-term liabilities		808	724
GM transaction derivative liability	9	370	—
Loan from parent	10	46,259	43,572

		64,593	54,209

LONG-TERM LIABILITIES
Other liabilities	11	4,617	7,568
Reclamation and remediation costs		601	478

		5,218	8,046

TOTAL LIABILITIES		69,811	62,255

DIVISIONAL EQUITY
Net parent investment		545,139	226,009
Deficit		(251,459)	(260,426)

TOTAL DIVISIONAL EQUITY		293,680	(34,417)

TOTAL LIABILITIES AND DIVISIONAL EQUITY		363,491	27,838

Subsequent event (Note 16)

Approved for issuance on November 9, 2023

On behalf of the Board of Directors:

“Fabiana Chubbs”	“Kelvin Dushnisky”
Director	Director

LAC NORTH AMERICA

CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

CARVE-OUT STATEMENTS OF COMPREHENSIVE LOSS

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2023 $	2022 $	2023 $	2022 $
EXPENSES
Exploration expenditures
Engineering		—	4,480	782	16,680
Consulting, salaries and other compensation		—	2,733	2,503	7,577
Permitting, environmental and claim fees		—	799	268	3,144
Field supplies and other		—	406	14	1,027
Depreciation		—	558	196	1,301
Drilling and geological expenses		—	585	98	1,473

		—	9,561	3,861	31,202

General and administrative (includes allocation of corporate costs)
Salaries, benefits and other compensation		1,596	662	5,008	2,517
Office and administration		419	446	1,387	1,288
Professional fees		832	820	2,466	1,909
Investor relations, regulatory fees and travel		340	296	1,144	844

		3,187	2,224	10,005	6,558

		3,187	11,785	13,866	37,760

OTHER ITEMS
Transaction costs		2,529	—	9,359	—
Gain on change in fair value of GM transaction derivative liability	9	(4,728)	—	(32,824)	—
Loss on change in fair value of Green Technology Metals’ shares	5	2,724	(730)	3,861	3,507
Gain on change in fair value of Ascend Elements	6	(3,582)	—	(3,582)	—
Finance cost and other income		70	1,022	353	2,988

		(2,987)	292	(22,833)	6,495

NET (INCOME)/ LOSS		200	12,077	(8,967)	44,255

LAC NORTH AMERICA

CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

CARVE-OUT STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

	Net parent investment $	Deficit $	Divisional equity $
Balance, December 31, 2021	150,942	(192,628)	(41,686)

Net parent investment	43,754	—	43,754
Net loss	—	(32,175)	(32,175)

Balance, September 30, 2022	194,696	(224,803)	(30,107)

Balance, December 31, 2022	226,009	(260,426)	(34,417)

Net parent investment	319,130	—	319,130
Net income	—	8,967	8,967

Balance, September 30, 2023	545,139	(251,459)	293,680

LAC NORTH AMERICA

CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US dollars)

CARVE-OUT STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,
	Note	2023 $	2022 $
OPERATING ACTIVITIES
Net income/(loss)		8,967	(44,255)
Items not affecting cash and other items:
Equity compensation	12	97	859
Depreciation		196	1,301
Loss on change in fair value of Green Technology Metals shares	5	3,861	3,508
Gain on change in fair value of GM transaction derivative liability	9	(32,824)	—
Gain on change in fair value of Ascend Elements	6	(3,582)	—
Other items		513	15
Changes in working capital items:
Decrease/(increase) in receivables, prepaids and deposits		1,301	(314)
Increase/(decrease) in accounts payable, accrued liabilities and other liabilities		(12,290)	390

Net cash used in operating activities		(33,761)	(38,496)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(115,398)	(1,105)
Additions to exploration and evaluation assets		(347)	(3,865)
Investment in Green Technology Metals		—	(10,015)
Investment in Ascend Elements		—	(5,000)

Net cash used in investing activities		(115,745)	(19,985)

FINANCING ACTIVITIES
Net parent investment—capital contributions		46,189	59,927
Net parent investment—gross proceeds from GM transaction		320,148	—
Payment of expenses related to the GM transaction		(15,217)	—
Lease payments		(560)	(223)
Deferred transaction costs		(1,191)	—

Net cash provided by financing activities		349,369	59,704

CHANGE IN CASH AND CASH EQUIVALENTS		199,863	1,223
CASH AND CASH EQUIVALENTS—BEGINNING OF THE PERIOD		636	933

CASH AND CASH EQUIVALENTS—END OF THE PERIOD		200,499	2,156

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

1.	BACKGROUND AND NATURE OF OPERATIONS

On January 23, 2023, 1397468 B.C. Ltd. (“New LAC” or the “Company”) was incorporated under the Business Corporations Act (British Columbia) for the sole purpose of acquiring ownership of the North American business assets and investments (“LAC North America”) of Lithium Americas Corp. (“Old LAC”), which is now named Lithium Americas (Argentina) Corp, pursuant to a separation transaction (the “Separation”). Upon consummation of the Separation on October 3, 2023, New LAC was re-named Lithium Americas Corp. and its common shares were listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

The Separation was implemented by way of a plan of arrangement (the “Plan of Arrangement”) under the laws of British Columbia pursuant to an arrangement agreement between the Company and Old LAC. As part of the Separation, Old LAC contributed to New LAC, among other assets and liabilities, its interest in the Thacker Pass project (“Thacker Pass”), its investment in Green Technology Metals and Ascend Elements, certain intellectual property rights, its receivable or loan to 1339480 B.C. Ltd., and cash of $275.5 million including $75 million to establish sufficient working capital. New LAC then distributed its common shares to shareholders of Old LAC in a series of share exchanges. The Separation was pro rata to the shareholders of Old LAC, so that the holders maintained the same proportionate interest in Old LAC and New LAC both immediately before and immediately after the Separation.

As at September 30, 2023, Old LAC North America principally held Thacker Pass, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, which is in the development stage.

New LAC filed its 20-F amended registration statement in September 2023 to register common shares of New LAC under the U.S. Securities Exchange Act of 1934.

On January 30, 2023, LAC North America entered into a purchase agreement with General Motors (“GM”) pursuant to which GM has agreed to make a $650,000 investment (the “Transaction”), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320,148 first tranche investment (“Tranche 1 Investment”) in the form of GM’s subscription for 15,002 subscription receipts of Old LAC, which were automatically converted into 15,002 units comprising an aggregate of 15,002 common shares and 11,891 warrants of Old LAC, having been completed on February 16, 2023, and the gross proceeds released from escrow.

Pursuant to agreements with GM, the second tranche subscription agreements (related to the anticipated second tranche investment of approximately $330,000 by GM) between GM and Old LAC were terminated on October 3, 2023 and replaced by corresponding subscription agreements between GM and New LAC (see Note 9) such that the proceeds will be received by New LAC.

In addition, LAC North America is advancing an application process under the U.S. Department of Energy Advanced Technology Vehicles Manufacturing Loan Program, which, if granted, could provide up to 75% of Thacker Pass’ total capital costs for construction.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

x.	BACKGROUND AND NATURE OF OPERATIONS (continued)

New LAC’s head office and principal address is Suite 400, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

2.	BASIS OF PREPARATION AND PRESENTATION

The accompanying carve-out interim financial statements have been prepared for the purpose of providing historical information of LAC North America. The carve-out interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These carve-out interim financial statements should be read in conjunction with LAC North America’s carve-out annual financial statements for the year ended December 31, 2022 (“2022 Carve-out Financials”), which have been prepared in accordance with IFRS. Transactions and balances between LAC North America and Old LAC are reflected as related party transactions within these financial statements.

The accompanying carve-out interim financial statements include the assets, liabilities, and results of operations that are specifically identifiable to LAC North America. This includes relevant assets, liabilities and expenses Thacker Pass, specified investments, transactions and balances arising from the GM funding, as well as certain costs related to the management of LAC North America by Old LAC. Such costs have been allocated to LAC North America from the shared corporate expenses of Old LAC based on the estimated level of involvement of Old LAC management and employees with LAC North America. LAC North America has operated as a division of Old LAC and not as a stand-alone company. LAC North America receives services and support from Old LAC and is dependent upon Old LAC’s ability to perform these services and support functions.

Allocated costs are primarily related to corporate administrative expenses and employment costs of Old LAC employees who provide services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

Old LAC has centralized processes and systems for cash management, payroll, and purchasing, and manages a treasury function and keeps cash balances that are used to finance the activities of LAC North America through periodic cash calls. The results of the Old LAC’s cash transactions on behalf of LAC North America are reflected either as Loan from parent within liabilities or as Net parent investment within equity in the accompanying balance sheets based on whether the transactions were subject to the formal loan agreement with Old LAC or related to amounts attributed to LAC North America from the activities of the Old LAC.

The Net parent investment represents Old LAC’s interest in the recorded net assets of LAC North America and the cumulative net equity investment by Old LAC through the dates presented. The Loan from parent balance was contributed to the equity of New LAC at the time of closing the Separation.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

2.	BASIS OF PREPARATION AND PRESENTATION (continued)

Management believes the assumptions and allocations underlying the carve-out interim financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Old LAC to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Old LAC. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had LAC North America been an entity that operated independently of Old LAC.

The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.

Consequently, future results of operations, after LAC North America is separated from Old LAC, will include costs and expenses that may be materially different than the carve-out historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not necessarily indicative of the future results of operations, financial position, and cash flows of LAC North America.

Certain transactions of LAC North America have historically been included in tax returns filed by the Old LAC. The income tax amounts included in these financial statements have been calculated using the separate return method as if LAC North America had included such amounts in its own tax returns. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if LAC North America were a separate taxpayer from Old LAC for the periods presented.

3.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of these carve-out interim financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. LAC North America bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in these financial statements are not necessarily indicative of the results that may be expected for future years.

The nature and number of significant estimates and judgments made by management in applying the accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Carve-out Financials, except as described below.

Estimation Uncertainty and Accounting Policy Judgments

Accounting for the Agreements with General Motors

LAC North America’s accounting for the agreements with General Motors involved judgment, specifically in its assumption that in LAC North America’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (see Notes 9 and 16).

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of Old LAC’s share price. The warrants were terminated on July 31 ,2023 (see Note 1), following termination, the fair value of the subscription agreement with GM still involved estimation thereby requiring them to Monte Carlo simulation.

Commencement of Development of Thacker Pass

LAC North America determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) on January 31, 2023, the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023. LAC North America entered into an engineering, procurement and construction management (“EPCM”) agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the capitalized costs of Thacker Pass were transferred to property, plant and equipment from exploration and evaluation assets and capitalization of development costs commenced February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current Liabilities with Covenants.

These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. As these amendments are effective January 1, 2024, they do not impact these carve-out interim financial statements.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” and the IFRS Practice Statement 2 “Making Materiality Judgements” to provide guidance on the application of materiality judgments to accounting policy disclosures.

The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. These amendments did not impact these carve-out interim financial statements.

4.	CASH AND CASH EQUIVALENTS

	September 30, 2023 $	December 31, 2022 $
Cash and cash equivalents	200,499	636

	200,499	636

Cash and cash equivalents include the remaining net proceeds of the Tranche 1 Investment. On October 3, 2023, an additional $75 million in cash was transferred from Old LAC to New LAC to establish sufficient working capital for New LAC, pursuant to the Plan of Arrangement (see Note 16).

5.	INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, Old LAC entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”), a North American focused lithium exploration and development public company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at September 30, 2023, LAC North America holds approximately 13,301 common shares, representing approximately 5% of the issued and outstanding shares of Green Technology Metals with a fair value of $3,590 determined based on the market price of Green Technology Metals’ shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $3,861 was recognized in the statements of comprehensive loss for the nine months ended September 30, 2023.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, Old LAC made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at September 30, 2023, LAC North America holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $8,582. A gain on change in fair value of Green Technology Metals Shares of $3,582 was recognized in the Statement of Comprehensive Loss for the nine months ended September 30, 2023.

7.	PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass $	Equipment and machinery $	Other[1] $	Total $
Cost
As at December 31, 2021	—	1,317	3,340	4,657

Additions	—	1,265	897	2,162

As at December 31, 2022	—	2,582	4,237	6,819

Transfers from E&E (Note 8)	9,091	—	—	9,091
Additions	119,676	161	278	120,115
Disposals	—	—	(166)	(166)

As at September 30, 2023	128,767	2,743	4,349	135,859

	Thacker Pass $	Equipment and machinery $	Other[1] $	Total $
Accumulated depreciation
As at December 31, 2021	—	814	549	1,363

Depreciation for the year	—	748	772	1,520

As at December 31, 2022	—	1,562	1,321	2,883

Depreciation for the period	—	418	655	1,073
Disposals	—	—	(79)	(79)

As at September 30, 2023	—	1,980	1,897	3,877

	Thacker Pass	Equipment and machinery $	Other [1] $	Total $
Net book value
As at December 31, 2021	—	503	2,791	3,294

As at December 31, 2022	—	1,020	2,916	3,936

As at September 30, 2023	128,767	763	2,452	131,982

[1]	The “Other” category includes right of use assets with a cost of $3,025 and $1,368 of accumulated depreciation as at September 30, 2023.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to Thacker Pass and other projects were as follows:

$
Exploration and evaluation assets, as at December 31, 2021	5,747

Additions	4,120
Write off of non-Thacker Pass assets	(353)

Exploration and evaluation assets, as at December 31, 2022	9,514

Additions	347
Transfers to PP&E (Note 7)	(9,091)

Total exploration and evaluation assets, as at September 30, 2023	770

Upon commencement of development of Thacker Pass, the capitalized costs of Thacker Pass were transferred from exploration and evaluation assets to property, plant and equipment and LAC North America began to capitalize development costs starting February 1, 2023 (see Note 3).

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

LAC North America has certain commitments for royalty and other payments to be made on Thacker Pass as set out below. These amounts will only be payable if LAC North America continues to hold the subject claims in the future and the royalties will only be incurred if LAC North America starts production from Thacker Pass.

•	20% royalty on revenue solely in respect of uranium;

•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. LAC North America has the option at any time to reduce the royalty to 1.75% upon payment of $22,000.

9.	AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, Old LAC entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of Old LAC, with the funds presented as part of the Net parent investment in LAC North America. In connection with the first tranche of GM’s investment, Old LAC and GM also entered into (a) a warrant certificate and a subscription agreement (“GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”); and (c) an investor rights agreement.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	AGREEMENTS WITH GENERAL MOTORS (continued)

GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, upon completion of the Separation, the GM Tranche 2 Agreements were made ineffective in accordance with their terms and replaced by corresponding agreements between New LAC and GM. The second tranche investment will be implemented through the purchase of common shares under the New LAC agreements.

Under the second tranche subscription agreement which expires in August 2024, GM will purchase common shares of New LAC subject to the satisfaction of certain conditions precedent, including the condition that New LAC secures sufficient funding to complete the development of Phase 1 for Thacker Pass (“the Funding Condition”). The subscription agreement calls for an aggregate purchase price of up to $330,000, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the Funding Condition has been met) and (b) $17.36 per share (see Note 16).

As the Separation was completed before the closing of the second tranche, the GM Tranche 2 subscription agreement with Old LAC was made ineffective in consideration for the purchase of two common shares of Lithium Americas (Argentina) Corp. and, in its place, a new subscription agreement was executed by New LAC and GM. The terms of the New LAC subscription agreement substantially mirrors the subscription agreement previously executed by Old LAC, subject to the shares and price being adjusted by New LAC value ratio, such that GM’s second tranche investment of up to $330,000 will be made in New LAC.

The GM Tranche 2 Agreements are treated as a derivative since the Agreements may result in the issuance of a variable number of shares for the fixed subscription price, initially measured at fair value and subsequently carried at fair value through profit and loss.

LAC North America recorded the GM Tranche 2 Agreements derivative at an initial fair value of $33,194 and the net proceeds of Tranche 1 investment were recorded in Net parent investment. Financial advisory fees of approximately $16,803 and other transaction costs of $174 were paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the GM Tranche 1 proceeds were recorded in the Net parent investment. Financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	32,824

As of September 30, 2023	(370)

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	AGREEMENTS WITH GENERAL MOTORS (continued)

The fair value of the derivative as of January 30, 2023 was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of September 30, 2023 was estimated with the following inputs: volatility of 46.47%, Old LAC’s share price of $17.01, a risk-free rate of 5.71%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to September 30, 2023, of $32,824 was recognized in the statement of comprehensive loss.

Valuation of the derivative is sensitive to changes in Old LAC’s (and, following Separation, New LAC’s) share price and the assumed volatility of common shares. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at September 30, 2023, compared to January 30, 2023, of Old LAC’s market share price from $21.99 to $17.01, a decrease in volatility assumption from 58.34% to 49.13%, partially offset by an increase in risk-free rate from 4.77% to 5.68%. A reduction/increase of Old LAC’s share price by 10% would result in a corresponding reduction/increase of the derivative value by 88% and 129% respectively. A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 91% and 104% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. New LAC has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330,000.

10.	LOAN FROM PARENT

	September 30, 2023 $	December 31, 2022 $
Loan from parent
Loan from parent	46,259	43,572

	46,259	43,572

LAC North America entered into a line of credit agreement with Old LAC dated effective January 1, 2020, for funding of Thacker Pass expenditures. The line of credit was for $40,000 in total and each drawdown had a maturity of December 31, 2023, and an interest rate of 9% per annum. As at September 30, 2023, LAC North America had drawn $40,000 from the Loan from parent. Interest accrued on the loan as at September 30, 2023 was $6,259. The Loan from parent was transferred by Old LAC to New LAC upon Separation (see Note 1).

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.	OTHER LIABILITIES

	September 30, 2023 $	December 31, 2022 $
Other liabilities
Lease liabilities	1,117	1,618
Mining contractor liability	3,500	5,950

	4,617	7,568

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for Thacker Pass which included a financing component. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

LAC North America will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

12.	EQUITY COMPENSATION

Equity Incentive Plan

Prior to the Separation on October 3, 2023, Old LAC’s employees participated in Old LAC’s equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Old LAC’s board of directors, eligible directors, officers, employees and consultants were: (1) granted incentive stock options exercisable to purchase Old LAC common shares (“Stock Options”); and (2) awarded deferred share units (“DSUs”) restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into Old LAC common shares upon vesting.

The exercise price of each stock option was based on the fair market price of Old LAC common shares at the time of the grant. Stock options are granted for a maximum term of five years.

Restricted Share Units

During the nine months ended September, 2023, Old LAC granted 127 (2022 – 96) RSUs to LAC North America employees and consultants. The total estimated fair value of the RSUs was $3,204 (2022 – $2,367) based on the market value of Old LAC’s shares on the grant date.

As at September 30, 2023, there was $2,346 (2022 – $1,714) of total unamortized compensation cost relating to unvested RSUs. During the nine months ended September 30, 2023, stock-based compensation expense related to RSUs of $70 was charged to operating expenses (2022 – $714).

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

	Number of RSUs	Weighted average FMV price per share, (US$)
Balance, RSUs outstanding as at December 31, 2021	310	6.02

Converted into shares	(80)	(12.56)
Granted	101	23.95
Forfeited	(1)	(12.91)

Balance, RSUs outstanding as at December 31, 2022	330	10.01

Converted into shares	(23)	(24.60)
Granted	127	25.27
Forfeited	(6)	(25.27)

Balance, RSUs outstanding as at September 30, 2023	428	13.29

Stock Options

No stock options were granted by Old LAC to LAC North America employees during the nine months ended September 30, 2023, and 2022. A summary of changes to outstanding stock options is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	340	7.30

Exercised	(220)	(6.76)

Balance, stock options outstanding as at December 31, 2022	120	8.30

Exercised	(120)	(8.30)

Balance, stock options outstanding as at September 30, 2023	—	—

The weighted average Old LAC share price at the time of exercise of options during the nine months ended September 30, 2023, was CDN$32.15 (2022 – CDN$40.62).

During the nine months ended September 30, 2023, stock-based compensation expense related to stock options of $Nil was charged to operating expenses (2022 – $Nil).

Performance Share Units

16 PSUs were granted by Old LAC to LAC North America employees during the nine months ended September 30, 2023 (2022 – 5). As at September 30, 2023, there was $558 of total unamortized compensation cost relating to unvested PSUs (2022 - $251). During the nine months ended September 30, 2023, equity compensation expense related to PSUs of $27 was charged to operating expenses (2022 - $145).

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.	EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding PSUs is as follows:

	Number of PSUs	Weighted average FMV price per share, ($)
Balance, PSUs outstanding as at December 31, 2021	113	7.31

Granted	5	41.99

Balance, PSUs outstanding as at December 31, 2022	118	8.79

Granted	16	38.84

Balance, PSUs outstanding as at September 30, 2023	134	12.42

13.	RELATED PARTY TRANSACTIONS

LAC North America entered into the following transactions with related parties:

Funding from Parent Company

As described in Note 2, LAC North America is funded via a loan from Old LAC (recorded within liabilities (see Note 10)) or capital contributions (recorded within Net parent investment in equity). The Net parent investment represents Old LAC’s interest in the recorded net assets of LAC North America and the cumulative net equity investment by Old LAC through the dates presented.

Allocation of Parent Company Costs

Certain costs related to LAC North America incurred by Old LAC, are allocated to LAC North America and presented as general and administrative expenditures and transaction costs in the carve-out statement of comprehensive loss (see Note 2).

Transaction costs include professional fees for advisors and transaction fees relating to the execution of the GM agreements and Separation.

14.	SEGMENTED INFORMATION

LAC North America operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation phase and transferred to the development stage effective February 1, 2023. Substantially all the assets and the liabilities of LAC North America relate to Thacker Pass.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the carve-out statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

•	Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the statement of financial position on a recurring basis.

Cash and cash equivalents, receivables, and Loan from parent are measured at amortized cost on the carve-out statement of financial position. As at September 30, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy (see Note 5), the GM Tranche 2 Agreements derivative (see Note 9) is classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (see Note 6).

LAC North America manages risks to minimize potential losses. The main objective of LAC North America’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. LAC North America’s maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) with two major Canadian banks and investing in US treasury bills and other short-term investments that are guaranteed by the Canadian government or Canadian chartered banks. Expected credit losses estimated to be de minimis.

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due. LAC North America’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at September 30, 2023, LAC North America had a cash and cash equivalents of $200,499 to settle current liabilities of $64,593 (see Note 1). Current liabilities include the GM Tranche 2 Agreements derivative which will be settled in shares.

16.	SUBSEQUENT EVENT

On October 3, 2023, the Separation was implemented pursuant to the Plan of Arrangement which included the transfer of $75 million in cash by Old LAC to New LAC to establish sufficient working capital for New LAC. Upon Separation, each shareholder of Old LAC was granted one common share of Lithium Americas (Argentina) Corp. and one common share of New LAC in exchange for each Old LAC share, resulting in two independent publicly traded companies. Holders of Old LAC’s restricted share units, performance share units and deferred share units have received one similar instrument in each of Lithium Americas (Argentina) Corp. and New LAC, subject to certain conditions. On October 3, 2023, New LAC had 160,047,671 common shares issued and outstanding, and 2,171,285 of restricted share units and 225,135 deferred share units were issued in connection with the Plan of the Arrangement.

At the start of trading on October 4, 2023, Lithium Americas (Argentina) Corp. and New LAC commenced trading on the TSX and NYSE on a regular-way basis under the ticker symbols “LAAC” and “LAC,” respectively.

Pursuant to the GM Tranche 2 Agreements, on October 3, 2023, the GM Tranche 2 Agreements are terminated and replaced by corresponding agreements between New LAC and GM (see Note 9). The second tranche investment will be implemented through a purchase of common shares at the prevailing market price to a maximum price of $17.36 per common share, under the replacement New LAC agreements.

The terms of the subscription agreements substantially mirror the agreements previously executed by Old LAC, subject to the shares and price being adjusted by New LAC value ratio, such that GM’s second tranche investment of up to $330,000 will be made in New LAC.

As part of the plan of the arrangement, the offtake agreement has been distributed to New LAC.

Immediately after the Separation on October 3, 2023, the assets and liabilities New LAC on a pro forma basis were as follows:

LAC NORTH AMERICA

NOTES TO THE CARVE-OUT INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.	SUBSEQUENT EVENT (continued)

As at October 3, 2023 $
CURRENT ASSETS
Cash and cash equivalents	275,499
Accounts receivable	42
Prepaids	16,835
Deferred transaction costs	1,191

293,567

NON-CURRENT ASSETS
Property, plant and equipment	129,597
Exploration and evaluation assets	770
Investment in Green Technology Metals	3,590
Investment in Ascend Elements	8,582

142,539

TOTAL ASSETS	436,106

CURRENT LIABILITIES
Accounts payable and accrued liabilities	17,156
Current portion of long-term liabilities	808
GM transaction derivative liability	370

18,334

LONG—TERM LIABILITIES
Other liabilities	4,617
Reclamation and remediation costs	601

5,218

TOTAL LIABILITIES	23,552

SHAREHOLDERS’ EQUITY
Share capital	665,585
Deficit	(253,031)

TOTAL SHAREHOLDERS’ EQUITY	412,554

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	436,106